
January 7, 2014

Via E-mail
Gregory H. Sachs
Executive Chairman
RMG Networks Holding Corporation
500 North Central Expressway
Suite 175
Plano, TX 75074

> **Re: RMG Networks Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed December 13, 2013**
> **File No. 333-192844**

Dear Mr. Sachs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management, page 57

General

1.   Prior to requesting acceleration of effectiveness of your registration statement, please update your executive compensation disclosure pursuant to Item 402 of Regulation S-K to reflect your recently-completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Principal and Selling Securityholders, page 66

2.   Your registration statement purports to register the resale offering of up to 150,000 shares of common stock, but the table on page 67 indicates that up to 2,533,333 shares are being offered for resale. Please reconcile these inconsistent disclosures.

3.   In addition, disclosure on page 66 indicates that Comvest Capital II, L.P. and its affiliated entities are the sole selling securityholders in the offering. The selling securityholder table, however, identifies three selling securityholders in addition to Comvest Capital II, L.P. and there is no suggestion that the other selling securityholders are affiliated with Comvest.   Please revise or advise.

4.   Please advise whether any of the selling stockholders are affiliates of broker-dealers. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Exhibits

5.   Please revise to provide the interactive data file required by Item 601(b)(101) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Ameer I. Ahmad, Greenberg Traurig, LLP